



Bob Evans FARMS®

FARM BOY	35¢		10 & 15¢
SMOKY BOY	50¢	COFFEE 10¢ MILK	15¢
DOUBLE FARM BOY	65¢	COLE SLAW	20¢
FARM BURGER	65¢	FRENCH FRIES	20¢
FISH FILLET	40¢	APPLESAUCE	15¢
MILK SHAKES	30¢	FRUIT TURNOVER	25¢


Real
Country
Flavor...




As advertised in
TV
GUIDE


Bob Evans
FARMS SAUSAGE
TRY ANY STYLE Charcoal Broiled


Bob Evans



Farm Fresh to FAMILY CASUAL

Annual Report 2003

HEARTY Farm Flavor

DOWN-HOME BREAKFAST SPECIAL

classic recipe

- ½ pound BOB EVANS ORIGINAL SAUSAGE ROLL
- 1 cup potatoes, cooked and diced
- 3 tablespoons bell pepper, chopped
- 3 tablespoons onion, chopped
- 2 tablespoons milk
- 6 eggs

Crumble sausage in frying pan. Add potatoes, pepper and onion. Cook slowly until meat is browned. Beat eggs and combine with milk. Add to sausage mixture and cook, stirring occasionally to fluff eggs, until eggs have thickened. Refrigerate leftovers.

Makes 4 servings



$947
$948
$1,008
$1,062
$1,091
'99
'00
'01
'02
'03

NET SALES (in millions)



$57.6
52.9
$50.8
$67.7
$75.1
'99
'00
'01
'02
'03

NET INCOME (in millions)



$1.39
$1.38
$1.44
$1.91
$2.10
'99
'00
'01
'02
'03

EARNINGS PER SHARE (diluted)



Bob Evans®
DOWN ON THE FARM

WILDFIRE CHICKEN
FRESH STRAWBERRY SUPREME PIE




NEW!
Bob Evans
Brunch Bowls
COUNTRY GRAVY and SAUSAGE



Farm Fresh to FAMILY CASUAL

IF YOU'RE A FORWARD-THINKING COMPANY AND YOU SEE A NEED FOR SOMETHING THAT DOESN'T EXIST, YOU CREATE IT. THAT'S WHAT WE DID AT BOB EVANS. FAMILIES WANT A DINING EXPERIENCE THAT'S NOT ONLY A CUT ABOVE THE STANDARD FAMILY FARE, BUT ONE THAT ALSO DELIVERS VALUE. THEY WANT A GOOD, OLD-FASHIONED MEAL COMBINED WITH NEW, INNOVATIVE CHOICES. THEY WANT TO BE ABLE TO CHOOSE TO TAKE HOME A QUICK, SATISFYING DINNER, OR TO GO OUT TO A SIT-DOWN RESTAURANT FOR LIFE'S SIMPLE CELEBRATIONS. AND SO, FAMILY CASUAL HAS EVOLVED.


BOB EVANS
Farms

What started as a *down-home* idea has blossomed into a sophisticated *billion-dollar* corporation. Even as a successful restaurant and food products company, Bob Evans has never forgotten its more humble beginnings, anchored in a solid farm *heritage.*



COBB SALAD WITH DINNER ROLLS

It's the diligent preservation of this *heritage* that keeps Bob Evans real. From the restaurants to the grocery stores to our corporate office, everything associated with this company has evolved from, and still maintains, its connection to that family-run farm in southeastern Ohio. It's this *authenticity* that has helped Bob Evans stand apart from other dining experiences for 50 years. And it's this tradition of offering quality food and with-a-smile service that will keep Bob Evans relevant for the next 50 years.

To Our STOCKHOLDERS

Bob Evans Farms again achieved record financial results in fiscal 2003, with net income and earnings per share surpassing our initial expectations. During our 50th year in business, we continued to strengthen our leading regional market positions in family restaurants and selected food products, building long-term value for Bob Evans stockholders.

The company's fiscal 2003 financial performance benefited from favorable raw material costs and strong volume growth in the food products segment, as well as further margin improvement in our restaurants in the face of a challenging industry environment. Net income for the year totaled $75.1 million, or $2.10 per share on a diluted basis, compared with $67.7 million, or $1.91 per share, in fiscal 2002. The fiscal 2002 results included a net after-tax gain on the disposal of certain assets of approximately $2.4 million, or $0.07 per share, which is discussed in Note C to the financial statements. Excluding that, earnings per share for fiscal 2003 were up 14 percent—on top of a very strong 28 percent increase in earnings per share for fiscal 2002. Total net sales for fiscal 2003 were approximately $1.1 billion, up 3 percent from fiscal 2002, in spite of slower sales growth in the restaurant segment and lower net selling prices in the food products segment which resulted from increased promotional activity.

Bob Evans Restaurants, which account for approximately 80 percent of our sales and operating income, faced an increasingly competitive market environment during fiscal 2003. Along with most other restaurant operators, we experienced a significant drop-off in sales momentum after the company's first fiscal quarter, and customer traffic remained at lower levels through most of the year. The softness, in part caused by the sluggish economy, was aggravated during the winter months by unusually severe weather conditions across our heartland markets compared with very mild weather a year ago.

For the full 2003 fiscal year, Bob Evans Restaurants' same-store sales were down 1.4 percent, compared with a 3.2 percent increase in fiscal 2002. The resulting negative operating leverage against our restaurants' fixed costs presented a high hurdle to overcome, but thanks primarily to lower food costs, we achieved a 9 percent increase in operating income for the year. With sales up 4 percent due to more restaurants in operation, the restaurant segment's operating margin rose to 10.3 percent from 9.8 percent in fiscal 2002, reaching its highest level since the mid-1990s.

While the improvement in food costs was partly due to lower commodity costs, it also reflected a management initiative to take selected price increases on certain menu items and in certain geographical areas, based on extensive research to determine price sensitivity. Coming on top of significant reductions in labor costs during fiscal 2002, this was the second consecutive year in which we were able to expand margins significantly. With this additional improvement, we have increased the restaurant segment's operating margin by nearly two full percentage points in just two years—a remarkable achievement amidst difficult market conditions.

We opened 29 new restaurants in fiscal 2003, bringing the total at year-end to 523. Another eight restaurants were rebuilt, and 62 were remodeled during the fiscal year. In fiscal 2004, we are planning to accelerate our expansion pace to approximately 35 new restaurants. During fiscal 2003, we successfully tested a new restaurant prototype that costs about $150,000 less to build than our previous design, with no reduction in sales potential. Approximately 10 of the new Bob Evans Restaurants planned for fiscal 2004 will incorporate these design changes to enhance our return on investment.

We continue to believe Bob Evans is carving out an attractive new "family casual" market niche at the high end of the traditional family dining segment: competitive with casual "theme" restaurants in terms of food quality and price, while offering a family-oriented environment. To increase our appeal to families, we have upgraded our kids' program and plan additional enhancements in fiscal 2004. To further strengthen Bob Evans' dinner menu—which clearly represents both our greatest challenge and greatest growth opportunity—in the fall, we are planning to roll out new dinner entrees that were very well-received in test markets during fiscal 2003.

Results in the food products segment for fiscal 2003 reflected unusually low hog costs through the first three



quarters of the year. For the full 2003 fiscal year, average hog costs were down 30 percent, and the segment's operating income advanced 29 percent compared to a year ago. While some of the savings obviously flowed through to the bottom line, we also took the opportunity to boost our promotional activity with major food retailers, significantly increasing our market share in Bob Evans' food products business. Volume from comparable products (principally sausage) was up five percent for fiscal 2003 from fiscal 2002. The segment's dollar sales were down 1 percent. However, excluding the impact of Hickory Specialties, which was sold in fiscal 2002, sales were up 1 percent.



We successfully introduced several new products and line extensions during the 2003 fiscal year. The company continues to focus on meeting consumer needs for greater convenience with flavorful products that also fit under the Bob Evans "homestyle" umbrella. Filling out our line of high-quality refrigerated potato products, we added sour cream & chives mashed potatoes, our third mashed potato item and fifth overall in the potato category (including home fries and hash browns). Potato products now account for nearly 10 percent of our food products volume. Also during the 2003 fiscal year, we successfully introduced a new line of microwaveable Brunch Bowls. Toward year-end, we rolled out a reformulated version of our long-established "Brown 'n' Serve" link sausage under the name "Bob Evans Express." This convenient product (table-ready in 60 seconds) comes in three varieties—original, maple and lite—and initial sales have been sharply higher than the original product.

Our balance sheet remains exceptionally strong, with total debt obligations of $64.6 million dwarfed by stockholders' equity of $560.9 million. We continue to own the land and buildings underlying most of our restaurants, with those assets carried at historical cost on our balance sheet. Our businesses generate substantial cash flows, most of which are reinvested in new restaurants. We also pay a significant quarterly dividend, which was increased by 10 percent over our prior fiscal year. In addition, we repurchased nearly 1.3 million shares of Bob Evans Farms common stock in fiscal 2003, which brings total repurchases over the last five fiscal years to approximately 9.4 million shares.

As we celebrate the company's 50th anniversary this year, we can reflect with pride on the strong regional restaurant and food products businesses we have built from a single 12-stool diner in southeastern Ohio. We can also look forward with confidence because of the many growth opportunities we see as we consider the breadth of our current business base. At the same time, our businesses are remarkably solid, anchored in our passion and reputation for quality products, friendly customer service and growth at a conservative, manageable pace.

Key attributes of our company are sometimes overlooked or misunderstood—the fact that we have never franchised our restaurants; that we continue to serve most of our food products markets with our own trucks and driver/salesmen; or the overlapping, mutually reinforcing market presence of our restaurants and food products. Yet, they are all part of the time-tested formula that has made Bob Evans Farms unique—and highly successful—for 50 years now. Our primary goal from year to year is to build on that success and continuously strengthen our market positions. Although earnings per share are projected to grow at a slower pace in the new year due to an anticipated increase in hog costs on the food products side, all in all, we look forward to another strong year overall in fiscal 2004.

In conclusion, we would like to thank our more than 40,000 employees for their hard work and dedication, our directors for their wise counsel and our stockholders for their continued loyalty.

Sincerely,

Stewart K. Owens
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER





Bob Evans never needed to invent a theme to be successful. By embracing innovation and responding to customer preferences, yet never straying from our original principles of *honesty, service, quality and tradition,* Bob Evans has defined the family casual meal while maintaining the integrity of our foundation.

Real ROOTS


BOB EVANS' FARMS
SAUSAGE
SAUSAGE SHOP
TAMPA NUGGET


Bob Evans

Who could have guessed that what started with a single, 12-stool diner and sausage production on a family farm in southeastern Ohio would develop into a $1 billion, 21st century enterprise? The true testament to our company's longevity is its firm commitment to *"values"* — both the value provided to customers and the values upon which Bob Evans Farms was founded.





"OUR SAUSAGE WILL DISAPPEAR FROM YOUR DINNER TABLE. NOT YOUR FRYING PAN."



Hey Pittsburgh...
Bob Evans
FARMS
Sausage
is HERE!





"I've Been
Down on the Farm"
Bob Evans
FARMS



Rise and Shine Breakfast

T R A D I T I O N

From the first cigar box cash register and "fleet" of 10 delivery trucks in the '50s to today's 523 restaurants and distribution to more than 15,000 grocery stores, Bob Evans remains committed to our founder's mission of offering "good food at a fair price."



Good Morning





Real FOOD


NEW!
Come and
get 'em . . .
they're easy fixin'
FARM BO
EVANS FARMS
EVANS FARMS
Try all


Bob Evans
White Dinner Rolls
RESTAURANT RECIPE
Nutrition Facts


Bob Evans FARMS SAUSAGE

It's clear that Bob Evans possesses the winning combination — tried and true favorites coupled with a willingness to try new things. It's not by accident that additions like Raspberry Grilled Chicken Salad and Brunch Bowls find themselves alongside more traditional fare, such as Classic Turkey and Dressing and Bob Evans fresh roll sausage.





Extensive trend analysis and consumer research are key. Before any new item is introduced, it is thoroughly tested to ensure its success, as well as its fit within the Bob Evans brand. *Good food, good value, good ideas.*


Diet Coke

ORIENTAL CHICKEN SALAD

QUALITY

A carefully prepared dinner plate... a convenient Carry Home Kitchen meal... a handy, homestyle grocery item... at Bob Evans, the food has remained the primary focus since day one. Our classic yet contemporary menu items and grocery products always have one thing in common — high quality.



Real PEOPLE



FOUNDER BOB EVANS

Our corporate culture is truly what sets us apart. A new initiative has been established to brand our culture and maintain a high level of employee satisfaction and longevity. *BEST (Bob Evans Special Touch)* encourages and rewards employees who go "above and beyond" and, in turn, helps deliver consistency to our customers. We're also upgrading our training program with an interactive method called "e-learning," which is used to help employees learn necessary job functions faster and better. Now utilized in several locations, e-learning will be rolled out systemwide next year and is expected to not only enhance customer service, but also increase employee satisfaction and reduce employee turnover.

A recipient of the 2003 Employer of Choice Award from the National Restaurant Association Educational Foundation and


BOB EVANS
Farms
Bob Evans
In Southeastern Ohio
Is Where It Began
A Dream
Of A Hard-working Man
A Sausage Maker
He Became
Had Such Confidence
He Gave It His Name
Opened A Restaurant
In Nineteen Sixty-eight
As You Can See
As We Grow
We Are There
To Let Everyone Know
City By City
State By State
Bob Evans Is Expanding
At An Incredible Rate
We Work Together
Day After Day
As A Family
Is Our Way
We Care About The Customer
As We Do Our Own
And We'll Try To Make
You Feel At Home
Our Standard Of Quality
Is Put To The Test
A Comfortable Atmosphere
Will Tell You The Rest
Friendliness, Pride And Teamwork
We Sure Don't Lack
And We'll Do Our Best
To Bring You Back

COMPANY ICON: STRING TIE




Bob Evans
Bob Evans

Coca-Cola North America, Bob Evans was recognized for the strength, quality and success of our human resources and training programs, as well as industry-leading employee satisfaction. The award honors restaurant and foodservice operators that understand that improving employee satisfaction ultimately leads to achieving guest satisfaction which has, of course, always been our main objective.



SINCERITY


WE DO IT RIGHT. OR WE DON'T DO IT.
BOB EVANS Farms

Many companies claim that their strength is their people. Nowhere is that more true than at Bob Evans. We've made a name for ourselves in the foodservice industry based on honesty and integrity. It's what customers expect from us, and what we expect from ourselves.





Real OPPORTUNITIES




Garfin
MASHED POTATOES


5.6%
3.4%
2.6%
3.2%
-1.4%
'99
'00
'01
'02
'03
SAME-STORE
SALES CHANGE


424
441
469
495
523
'99
'00
'01
'02
'03
NUMBER OF UNITS
IN OPERATION


32.4
35.6
38.5
40.0
40.4
'99
'00
'01
'02
'03
NUMBER OF EMPLOYEES
(in thousands)


$96.9
$99.8
$97.0
$106.3
$120.0
*Projected
'00
'01
'02
'03
'04*
CAPITAL EXPENDITURES
(in millions)

Food Products
Restaurants

Product development and marketing continue to work hand-in-hand to lay the foundation for sales growth. The goal: Bring relevant, tested and delicious items to our customers and then make sure people know about them. The result: Increase the number of people visiting our restaurants and purchasing our grocery products and bring those people back more frequently.



In the fall, we will introduce "Dinner Sensations," a program designed to increase dinner business. Guests can choose from four different menu items — a 16-oz. T-bone steak, grilled chicken, pork chop or salmon fillet — providing a generous, protein-rich portion served with garlic butter or our popular Wildfire Barbecue Sauce. These menu additions did very well in our test markets. In fact, during the test period, these markets outperformed all others in the Bob Evans system. During the introduction, plans call for television and radio support in all of our markets to widely promote these delicious meals.

On the retail side, in fiscal 2004, we will focus on packaging and presentation; specifically, keeping the hand-held, microwaveable SnackWiches line contemporary and relevant in the retail market. The introduction of another variety of large SnackWiches, different packaging configurations and quality enhancements are currently in the works.

SnackWiches for both Bob Evans and Owens will be made at the new Owens Country Sausage plant in Sulphur Springs, Texas, beginning in early 2004. Purchased in June 2003, the 52,777-square-foot facility will allow us to improve and increase production while expanding the variety of the convenience retail products we offer.

Another important opportunity for Bob Evans is in future expansion, specifically in new restaurants. Our new Zanesville, Ohio, restaurant was the first "value-engineered" building. Opened in November 2002, this prototype was designed to reduce costs in both materials and equipment. This approach increases efficiency, while continuing to uphold the integrity of the Bob Evans brand. We are expecting our first value-engineered building to show a cost savings of approximately $150,000. When you consider that 30 percent of all new builds in fiscal 2004 will use this approach, we anticipate the overall savings to be quite significant.



Chicken Salad Plate

C O M M I T M E N T

Two honors have validated our plans for even more improvements to our children's program. Our children's menu, Kid Times, won awards from both *Nation's Restaurant News* and *Restaurant Hospitality Magazine*. We're dedicated to continue enhancing the menu, as well as the overall program, including developing relationships with teachers and focusing on educational materials.



Bob Evans Restaurants
Owens Restaurants


Restaurants



Grilled New Orleans-Style Catfish

Bob Evans Food Products Markets
Owens Country Sausage Markets
Bob Evans and Owens Country Sausage Markets
Production Plants


Food Products Markets


Italian
Bob Evans
Sausage

Our Locations

Bob Evans and Owens Restaurants

State	Count	State	Count
Delaware	5	Missouri	17
Florida	34	New Jersey	3
Illinois	18	New York	13
Indiana	58	North Carolina	16
Iowa	1	Ohio	177
Kansas	3	Pennsylvania	31
Kentucky	19	South Carolina	5
Maryland	22	Tennessee	4
Massachusetts	1	Texas	9
Michigan	49	Virginia	13
Mississippi	1	West Virginia	24
		Total	**523**

*For assistance locating one of our restaurants, please check the location guide on our Web site, www.bobevans.com.

Bob Evans Sausage

Galva, Ill.
Retail Processing Plant
Produces roll sausage and sausage links

Hillsdale, Mich.
Retail Processing Plant
Produces roll sausage; sausage links and patties; and grilling sausages

Bidwell, Ohio
Retail Processing Plant
Produces grilling sausages; sausage patties; and precooked sausage links

Springfield, Ohio
Foodservice Processing Plant
Produces soups; gravies; and sausage links

Springfield, Ohio
Distribution Center

Xenia, Ohio
Retail Processing Plant
Produces roll sausage and sausage links

Owens Country Sausage

Richardson, Texas
Retail and Foodservice Processing Plant
Produces roll sausage and convenience sandwich items

Sulphur Springs, Texas
Retail and Foodservice Processing Plant
Will produce convenience sandwich items beginning in early 2004

CONSOLIDATED FINANCIAL REVIEW

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

	2003	2002*	2001	2000	1999
Operating Results					
Net sales	$1,091,337	$1,061,846	$1,007,508	$ 947,919	$946,984
Operating income	117,133	103,863	83,466	85,487	91,948
Income before income taxes	115,503	100,836	78,714	83,954	91,374
Income taxes	40,426	33,154	27,943	31,061	33,808
Net income	75,077	67,682	50,771	52,893	57,566
Earnings per share of common stock:					
Basic	$2.13	$1.94	$1.45	$1.38	$1.40
Diluted	$2.10	$1.91	$1.44	$1.38	$1.39
Financial Position					
Working capital	$ (93,607)	$ (85,794)	$ (114,449)	$(129,475)	$ (34,372)
Property, plant and equipment - net	704,442	648,179	603,063	546,594	493,369
Total assets	784,591	721,973	678,715	624,441	590,452
Debt:					
Short-term	36,255	31,750	69,965	99,295	25,000
Long-term	28,333	32,333	36,000	431	833
Stockholders' equity	560,919	521,365	457,095	428,790	470,095
Supplemental Information for the Year					
Capital expenditures	$ 106,268	$ 97,006	$ 99,807	$ 96,867	$ 68,525
Depreciation and amortization	$ 44,150	$ 41,974	$ 39,792	$ 36,480	$ 35,386
Weighted-average shares outstanding:					
Basic	35,203	34,868	35,005	38,230	41,210
Diluted	35,813	35,490	35,284	38,366	41,509
Cash dividends declared per share	$0.44	$0.39	$0.36	$0.36	$0.35
Common stock market closing prices:					
High	$32.87	$31.18	$21.38	$22.06	$26.13
Low	$21.22	$15.69	$12.56	$12.06	$18.25
Supplemental Information at Year-End					
Employees	40,446	39,990	38,542	35,576	32,363
Stockholders	36,977	36,595	39,466	42,102	44,173
Market price per share at closing	$24.91	$29.59	$18.85	$13.06	$18.31
Book value per share	$16.26	$14.77	$13.13	$12.09	$11.67

* Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

Consolidated Balance Sheets

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	April 25, 2003	April 26, 2002
Assets		
Current Assets		
Cash and equivalents	$ 9,066	$ 7,934
Accounts receivable	11,115	11,629
Inventories	16,872	15,252
Deferred income taxes	8,914	8,871
Prepaid expenses	1,975	1,016
Total Current Assets	47,942	44,702
Property, Plant and Equipment		
Land	225,812	202,198
Buildings and improvements	561,243	518,011
Machinery and equipment	256,203	249,441
Construction in progress	3,557	2,193
	1,046,815	971,843
Less accumulated depreciation	342,373	323,664
Net Property, Plant and Equipment	704,442	648,179
Other Assets		
Deposits and other	3,112	3,037
Long-term investments	14,306	12,196
Deferred income taxes	13,222	12,292
Goodwill	1,567	1,567
Total Other Assets	32,207	29,092
	$ 784,591	$ 721,973
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 32,255	$ 27,750
Current maturities of long-term debt	4,000	4,000
Accounts payable	10,374	10,741
Dividends payable	3,794	3,529
Federal and state income taxes	10,720	9,329
Accrued wages and related liabilities	18,834	19,804
Self insurance	19,241	17,722
Other accrued expenses	42,331	37,621
Total Current Liabilities	141,549	130,496
Long-Term Liabilities		
Deferred compensation	8,554	6,182
Deferred income taxes	45,236	31,597
Long-term debt	28,333	32,333
Total Long-Term Liabilities	82,123	70,112
Stockholders' Equity		
Common stock, $.01 par value; authorized 100,000,000 shares; issued 42,638,118 shares in 2003 and 2002	426	426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares in 2003 and 2002	60	60
Capital in excess of par value	150,253	151,264
Retained earnings	558,147	498,522
Treasury stock, 8,144,025 shares in 2003 and 7,343,596 shares in 2002, at cost	(147,967)	(128,907)
Total Stockholders' Equity	560,919	521,365
	$ 784,591	$ 721,973

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 25, 2003; April 26, 2002; and April 27, 2001	2003	2002	2001
Net Sales	$1,091,337	$1,061,846	$1,007,508
Cost of sales	289,726	300,433	292,902
Operating wage and fringe benefit expenses	379,875	362,770	347,923
Other operating expenses	162,167	155,805	145,886
Selling, general and administrative expenses	98,286	98,843	97,539
Net (gain) on sale of business and disposal of assets	0	(1,842)	0
Depreciation and amortization expense	44,150	41,974	39,792
Operating Income	117,133	103,863	83,466
Net interest expense	1,630	3,027	4,752
Income Before Income Taxes	115,503	100,836	78,714
Provisions For Income Taxes	40,426	33,154	27,943
Net Income	$ 75,077	$ 67,682	$ 50,771
Earnings Per Share – Basic	$2.13	$1.94	$1.45
Earnings Per Share – Diluted	$2.10	$1.91	$1.44

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	Common Stock	Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Total
Stockholders' Equity at 4/28/00	$426	$60	$150,225	$406,280	$(128,201)	$428,790
Net income				50,771		50,771
Dividends declared				(12,575)		(12,575)
Treasury stock repurchased					(13,722)	(13,722)
Treasury stock reissued under employee plans			(261)		3,386	3,125
Stock options granted under employee plans			390			390
Tax reductions - employee plans			316			316
Stockholders' Equity at 4/27/01	426	60	150,670	444,476	(138,537)	457,095
Net income				67,682		67,682
Dividends declared				(13,636)		(13,636)
Treasury stock repurchased					(5,749)	(5,749)
Treasury stock reissued under employee plans			(1,434)		15,379	13,945
Stock options granted under employee plans			395			395
Tax reductions - employee plans			1,633			1,633
Stockholders' Equity at 4/26/02	426	60	151,264	498,522	(128,907)	521,365
Net income				75,077		75,077
Dividends declared				(15,452)		(15,452)
Treasury stock repurchased					(30,024)	(30,024)
Treasury stock reissued under employee plans			(3,084)		10,964	7,880
Stock options granted under employee plans			229			229
Tax reductions - employee plans			1,844			1,844
Stockholders' Equity at 4/25/03	$426	$60	$150,253	$558,147	$(147,967)	$560,919

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 25, 2003; April 26, 2002; and April 27, 2001	2003	2002	2001
Operating Activities:			
Net income	$ 75,077	$ 67,682	$ 50,771
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	44,150	41,974	39,792
Deferred compensation	2,372	1,488	78
Deferred income taxes	12,666	7,963	6,140
Loss (gain) on sale of assets	1,349	(691)	248
Loss on long-term investments	1,738	577	1,244
Compensation expense attributable to stock plans	1,488	1,590	1,092
Cash provided by (used for) current assets and current liabilities:			
Accounts receivable	514	(105)	31
Inventories	(1,620)	140	(514)
Prepaid expenses	(959)	1,838	(1,270)
Accounts payable	(367)	2,531	(576)
Federal and state income taxes	3,235	(1,654)	7,882
Accrued wages and related liabilities	(970)	3,724	1,369
Self insurance	1,519	1,181	(152)
Other accrued expenses	4,710	6,108	5,304
Net cash provided by operating activities	144,902	134,346	111,439
Investing Activities:			
Purchase of property, plant and equipment	(106,268)	(97,006)	(99,807)
Purchase of long-term investments	(4,282)	(2,135)	(1,352)
Proceeds from sale of property, plant and equipment	4,940	2,594	2,677
Cash proceeds from divestiture	0	16,276	0
Other	(75)	192	(256)
Net cash used in investing activities	(105,685)	(80,079)	(98,738)
Financing Activities:			
Cash dividends paid	(15,187)	(13,239)	(12,633)
Purchase of treasury stock	(30,024)	(5,749)	(13,722)
Line of credit	4,505	(38,215)	(33,330)
Proceeds from issuance of long-term debt	0	0	40,000
Principal payments on long-term debt	(4,000)	(3,667)	(431)
Proceeds from issuance of treasury stock	6,621	12,750	2,422
Net cash used in financing activities	(38,085)	(48,120)	(17,694)
Increase (decrease) in cash and equivalents	1,132	6,147	(4,993)
Cash and equivalents at the beginning of the year	7,934	1,787	6,780
Cash and equivalents at the end of the year	$ 9,066	$ 7,934	$ 1,787

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries · April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note A · Summary of Significant Accounting Policies

Description of Business: Bob Evans Farms, Inc. owns and operates 523 full-service, family restaurants in 22 states as Bob Evans Restaurants and Owens Restaurants. The company also produces fresh and fully cooked pork products, as well as other complementary food products, that are distributed primarily to grocery stores in the East North Central, Mid-Atlantic, Southern and Southwestern United States. Frozen rolls, biscuits and entrees are distributed primarily to grocery stores in Ohio and various surrounding areas. In October 2001, the company sold its liquid-smoke flavorings business (see Note C).

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Fiscal Year: The company's fiscal year ends on the last Friday in April. References herein to 2003, 2002 and 2001 refer to fiscal years ended April 25, 2003; April 26, 2002; and April 27, 2001, respectively. All three fiscal years presented were comprised of 52 weeks.

Revenue Recognition: The company recognizes revenue in its restaurant segment at the point of sale. Revenue in its food products segment is generally recognized when products are delivered to the retailer.

Cash Equivalents: The company considers all highly liquid instruments, with a maturity of three months or less when purchased, to be cash equivalents.

Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($12,475 in 2003 and $11,197 in 2002) and finished goods ($4,397 in 2003 and $4,055 in 2002).

Property, Plant and Equipment: The company calculates depreciation on the straight-line and accelerated methods at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). The straight-line depreciation method was adopted for all new property beginning in 1995. Depreciation on property placed in service prior to 1995 continues to be calculated principally on accelerated methods.

Long-Term Investments: Long-term investments include assets held under certain deferred compensation arrangements and investments in income tax credit limited partnerships. Assets held under certain deferred compensation arrangements represent the cash surrender value of company-owned life insurance policies. An offsetting liability for the amount of the cash surrender value is included in the deferred compensation liability on the balance sheet. Investments in income tax credit limited partnerships are recorded at amortized cost. The company amortizes the investments to the expected residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period.

Goodwill and Other Intangible Assets: Goodwill, which represents the cost in excess of net assets acquired, was $1,567 in 2003 and 2002. Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* states that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to an annual impairment test in accordance with the statement. As required by SFAS No. 142, the company completed the transitional impairment test of goodwill as of April 26, 2002, and concluded that no impairment existed. The company has selected the end of the fourth quarter as the date on which to perform its ongoing annual impairment test. The 2003 test indicated no goodwill impairment. Goodwill amortization expense was $319 and $511 ($211 and $330 net of income taxes) in 2002 and 2001, respectively. The following table illustrates the effect on net income and earnings per share if the company had excluded such goodwill amortization in 2002 and 2001:

	2003	2002	2001
Net Income			
As reported	$75,077	$67,682	$50,771
Pro forma, excluding goodwill amortization	$75,077	$67,893	$51,101
Earnings Per Share - Basic			
As reported	$2.13	$1.94	$1.45
Pro forma, excluding goodwill amortization	$2.13	$1.95	$1.46
Earnings Per Share - Diluted			
As reported	$2.10	$1.91	$1.44
Pro forma, excluding goodwill amortization	$2.10	$1.91	$1.45

The company did not have any other intangible assets as of the end of 2003 or 2002. Amortization expense of other intangible assets in 2002 and 2001 was $60 and $155, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries • April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Financial Instruments: The fair values of the company's financial instruments approximate their carrying values at April 25, 2003, and April 26, 2002. The company does not use derivative financial instruments for speculative purposes.

Pre-opening Expenses: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $43,602; $43,264; and $43,488 in 2003, 2002 and 2001, respectively.

Cost of Sales: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment.

Comprehensive Income: Comprehensive income is the same as reported net income.

Earnings Per Share: Basic earnings per share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share calculations reflect the assumed exercise and conversion of outstanding stock options.

The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

	2003	2002	2001
Basic	35,203	34,868	35,005
Dilutive stock options	610	622	279
Diluted	35,813	35,490	35,284

Options to purchase 653,571; 0; and 1,002,000 shares of common stock in 2003, 2002 and 2001, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Reclassifications: Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 classification.

Stock-Based Employee Compensation: At April 25, 2003, the company had various stock-based employee compensation plans that are described more fully in Note E. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recorded for stock options granted at less than fair market value in 2003, 2002 and 2001 was $229; $395; and $390, respectively.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation:

	2003	2002	2001
Net Income, as reported	$75,077	$67,682	$50,771
Add: Stock-based employee compensation cost, net of related tax effects, included in reported net income	149	261	252
Deduct: Stock-based employee compensation cost, net of related tax effects, determined under the fair value method for all awards	(4,162)	(2,642)	(3,233)
Net Income, Pro forma	$71,064	$65,301	$47,790
Earnings Per Share - Basic			
As reported	$2.13	$1.94	$1.45
Pro forma	$2.02	$1.87	$1.37
Earnings Per Share - Diluted			
As reported	$2.10	$1.91	$1.44
Pro forma	$1.99	$1.85	$1.36

Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries • April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Reflected in these pro forma amounts are weighted-average fair values of options of $10.16; $6.21; and $5.77 in 2003, 2002 and 2001, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	1.72%	1.79%	2.05%
Expected volatility	41.25%	40.47%	39.00%
Risk-free interest rate	3.96%	4.85%	6.37%
Expected life (in years)	4.1	4.8	6.1

Effect of New Accounting Standards: The Emerging Issues Task Force (EITF) has reached consensus on EITF Issue No. 02-16, *Accounting by a Customer for Certain Consideration Received from a Vendor.* Issue No. 02-16 requires that certain cash consideration (rebates) received by a customer from a vendor be classified in the customer's consolidated statements of income as a reduction of cost of sales. The consensus is required to be applied to new arrangements entered into after Dec. 31, 2002. Had Issue No. 02-16 been applicable for all years presented, cost of sales would be reduced by $2,749; $2,104; and $1,988 in 2003, 2002 and 2001, respectively, with a corresponding increase to other operating expenses. Operating income would be unaffected.

Note B • Long-Term Debt and Credit Arrangements

In April 2001, the company issued a $40,000 unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity. Customary for this type of agreement, the note contains certain restrictive covenants related to tangible net worth, debt levels and fixed charge coverage. At April 25, 2003, $32,333 was outstanding on this note.

The company also has arrangements with certain banks from which it may borrow up to $70,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 25, 2003, $32,255 was outstanding under these arrangements. During 2003 and 2002, respectively, the maximum amounts outstanding under these unsecured lines of credit were $34,415 and $73,265, and the average amounts outstanding were $19,543 and $51,172 with weighted-average interest rates of 2.17% and 3.72%. All interest paid on these arrangements is at floating rates.

Interest costs of $1,335; $1,536; and $1,784 incurred in 2003, 2002 and 2001, respectively, were capitalized in connection with the company's construction activities.

Note C • Divestiture and Net Gain on Disposal of Assets

In 2002, the company sold Hickory Specialties, Inc., which produced and distributed smoke flavorings, for $16,276 in cash. The company realized a net gain on the transaction of $3,334 (before and after tax). The company's results of operations included net sales of $4,951 and $11,228 and operating income (loss) of $(39) and $532 in 2002 and 2001, respectively, for the divested business.

In 2002, the company also realized a loss of $1,492 ($985 after tax) on the disposal of certain assets in the restaurant segment.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries · April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note D · Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 25, 2003, and April 26, 2002, were as follows:

	April 25, 2003	April 26, 2002
Deferred tax assets:		
Loss on impaired assets	$ 7,546	$ 7,546
Self-insurance	7,119	6,557
Vacation pay	1,303	1,221
Stock compensation plans	5,463	4,541
Accrued bonus	445	895
Inventory and other	260	403
Total deferred tax assets	22,136	21,163
Deferred tax liabilities:		
Accelerated depreciation/asset disposals	43,494	28,895
Other	1,742	2,702
Total deferred tax liabilities	45,236	31,597
Net deferred tax liabilities	$23,100	$10,434

Significant components of the provisions for income taxes are as follows:

	2003	2002	2001
Current:			
Federal	$25,080	$23,188	$19,771
State	2,680	2,237	2,032
Total current	27,760	25,425	21,803
Deferred, primarily federal	12,666	7,729	6,140
Total tax provisions	$40,426	$33,154	$27,943

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

	2003	2002	2001
Tax at statutory rate	$40,426	$35,292	$27,550
State income tax (net)	1,743	1,585	1,321
Nontaxable gain on divestiture	0	(1,167)	0
Other	(1,743)	(2,556)	(928)
Provisions for income taxes	$40,426	$33,154	$27,943

Taxes paid during 2003, 2002 and 2001 were $22,383; $24,886; and $13,751, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries · April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note E · Stock-Based Compensation Plans

The company has employee stock option plans adopted in 1991, 1994 and 1998; a nonemployee directors' stock option plan adopted in 1989; and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for 1) incentive stock options may not be less than the fair market value of the stock at the grant date and 2) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans prohibit option prices less than the fair market value of the stock at the grant date.

The company's supplemental executive retirement plan (SERP) provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of nonqualified stock options, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock.

Options granted under the SERP expire five years after the earlier of the date the recipient attains age 65 or dies. All other options may be granted for a period of up to five years under the 1989 plan and up to 10 years under the other plans.

The following table summarizes option-related activity for the last three years:

	Shares	Price Range		
Outstanding, April 28, 2000	1,691,345	$ 6.56	to	$21.38
Granted	927,048	6.78	to	14.44
Exercised	(175,681)	6.56	to	19.38
Canceled or expired	(58,406)	6.56	to	21.38
Outstanding, April 27, 2001	2,384,306	6.56	to	21.38
Granted	910,316	9.50	to	17.46
Exercised	(760,288)	6.56	to	21.38
Canceled or expired	(70,767)	6.56	to	21.38
Outstanding, April 26, 2002	2,463,567	6.56	to	21.38
Granted	744,715	14.91	to	31.16
Exercised	(381,482)	8.69	to	31.16
Canceled or expired	(41,419)	14.44	to	31.16
Outstanding, April 25, 2003	2,785,381	$ 6.56	to	$31.16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bob Evans Farms, Inc. and Subsidiaries • April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

In addition to the outstanding options, 2,390,498 stock option shares were available for grant at April 25, 2003. The following table summarizes information regarding stock options outstanding at April 25, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 4/25/03	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable at 4/25/03	Weighted-Avg. Exercise Price
$ 6.56 to $13.99	293,565	10.9	$ 9.13	137,092	$ 9.20
14.00 to 14.49	518,280	6.6	14.44	259,918	14.44
14.50 to 16.99	77,908	6.7	15.23	62,961	15.31
17.00 to 18.99	721,282	7.6	17.46	198,861	17.46
19.00 to 20.99	377,808	5.8	19.38	364,448	19.38
21.00 to 30.99	88,399	4.8	21.38	88,399	21.38
31.00 to 31.16	708,139	8.3	31.16	29,391	31.16
$ 6.56 to $31.16	2,785,381	7.6	$19.83	1,141,070	$16.93

The company's long-term incentive plan (LTIP) for managers, an unfunded plan, provides for the award of shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met, at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2003 and 2002, 83,949 and 39,405 shares, respectively were awarded as part of the LTIP. No shares were awarded in 2001. Compensation expense attributable to the plan was $1,259 in 2003, $1,195 in 2002 and $702 in 2001.

Note F • Other Compensation Plans

The company has a profit sharing plan that covers substantially all employees who have at least 1,000 hours of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2003, 2002 and 2001 were $3,833; $4,270; and $3,773, respectively.

In 1999, the company implemented the Bob Evans Executive Deferral Plan (BEEDP). The BEEDP provides certain executives the opportunity to defer a portion of their current income to future years.

The company's SERP also provides executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $2,398; $769; and $200 in 2003, 2002 and 2001, respectively.

Note G • Commitments and Contingencies

At April 25, 2003, the company had contractual commitments approximating $48,540 for restaurant construction, plant equipment additions and purchases of land and inventory. At April 25, 2003, the company also had commitments for future minimum payments on operating leases of approximately $2,500 per year for each of the next five years. The company had 61 and 58 leased restaurant locations in 2003 and 2002, respectively.

The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers' compensation claims and tax assessments, are in litigation or administrative hearings. While it is not feasible to predict the outcome, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries • April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note H • Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2003	2002	2003	2002	2003	2002	2003	2002
Net sales	$277,021	$267,461	$277,601	$271,094	$271,252	$262,767	$265,463	$260,524
Gross profit	204,975	190,651	205,477	193,326	197,053	188,837	194,106	188,599
Operating income	32,256	23,959	31,358	27,827	26,080	25,065	27,439	27,012
Net income	20,624	15,044	20,078	18,836	16,733	16,256	17,642	17,546
Earnings per share:								
Basic	$0.58	$0.43	$0.57	$0.54	$0.48	$0.47	$0.51	$0.50
Diluted	0.57	0.43	0.56	0.54	0.47	0.46	0.50	0.49
Common stock bid prices:								
High	$33.30	$19.39	$28.33	$22.73	$25.90	$28.70	$26.29	$31.80
Low	23.09	16.76	21.65	15.05	21.75	18.37	21.18	25.70
Cash dividends declared	$0.11	$0.09	$0.11	$0.10	$0.11	$0.10	$0.11	$0.10

- Gross profit represents net sales less cost of sales (materials).
- Each fiscal quarter is comprised of a 13-week period.
- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.
- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol - BOBE), which is the principal market for the company's common stock.
- The number of stockholders of the company's common stock at June 9, 2003, was 36,975.
- Second quarter 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted). See Note C.

Notes to Consolidated Financial Statements

Bob Evans Farms, Inc. and Subsidiaries • April 25, 2003
Dollars in thousands unless otherwise noted, except per share amounts

Note I • Industry Segments

The company's operations include restaurant operations and the processing and sale of food products. The revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the consolidated financial statements.

Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company's operations in each segment. General corporate assets consist of cash equivalents, long-term investments and income taxes.

Information on the company's industry segments is summarized as follows:

	2003	2002	2001
Sales			
Restaurant operations	$ 902,345	$ 870,257	$ 805,957
Food products	219,820	222,403	231,625
	1,122,165	1,092,660	1,037,582
Intersegment sales of food products	(30,828)	(30,814)	(30,074)
Total	$1,091,337	$1,061,846	$1,007,508
Operating Income			
Restaurant operations	$ 92,896	$ 85,009	$ 68,663
Food products	24,237	18,854	14,803
Total	$ 117,133	$ 103,863	$ 83,466
Depreciation and Amortization Expense			
Restaurant operations	$ 37,482	$ 35,060	$ 32,634
Food products	6,668	6,914	7,158
Total	$ 44,150	$ 41,974	$ 39,792
Capital Expenditures			
Restaurant operations	$ 97,113	$ 88,267	$ 93,554
Food products	9,155	8,739	6,253
Total	$ 106,268	$ 97,006	$ 99,807
Identifiable Assets			
Restaurant operations	$ 680,843	$ 626,318	$ 574,430
Food products	65,472	60,713	73,025
	746,315	687,031	647,455
General corporate assets	38,276	34,942	31,260
Total	$ 784,591	$ 721,973	$ 678,715

Report of Ernst & Young LLP, Independent Auditors

To the Stockholders and Board of Directors of
Bob Evans Farms, Inc.:

We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 25, 2003, and April 26, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 25, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 25, 2003, and April 26, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 25, 2003, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

Columbus, Ohio
June 2, 2003

Management's Discussion and Analysis of Selected Financial Information

Bob Evans Farms, Inc. and Subsidiaries

During the second quarter of fiscal 2002, the company sold Hickory Specialties, Inc. ("HSI"), which produced and distributed smoke flavorings. Therefore, certain fiscal year comparisons have been adjusted to exclude the effect of the business sold. The company's results of operations for fiscal 2002 included net sales of $5.0 million and an operating loss of $39,000 from HSI. Fiscal 2001 results included net sales of $11.2 million and operating income of $532,000 from HSI.

References herein to 2004, 2003, 2002 and 2001 refer to fiscal years.

Sales

Consolidated net sales for Bob Evans Farms, Inc. and subsidiaries increased $29.5 million, or 2.8%, in 2003. The 2003 increase was the net result of a $32.1 million increase in restaurant segment sales and a $2.6 million decrease in food products segment sales. Excluding HSI, consolidated net sales increased $34.5 million, or 3.3%, in 2003 compared to 2002. Net sales increased 5.4% (6.1% excluding HSI) in 2002 compared to 2001.

Restaurant segment sales accounted for 82.7%, 82.0% and 80.0% of total sales in 2003, 2002 and 2001, respectively. The $32.1 million additional restaurant sales in 2003 represented a 3.7% increase over 2002 sales, which were 8.0% higher than 2001 sales. The increase in restaurant sales in 2003 was the result of more restaurants in operation, which was partially offset by a 1.4% decrease in same-store sales. The same-store sales decrease (including an average menu price increase of 2.8% in 2003) was due to lower customer traffic. The company attributed the decline mostly to severe winter weather and the overall economic environment. Same-store sales increased 3.2% in 2002 and 2.6% in 2001 (inclusive of average menu price increases of 2.8% and 3.3%, respectively).

Additional restaurant sales growth in 2003 was provided by an increase in the number of operating locations: 523 restaurants in operation at the end of 2003 versus 495 at the end of 2002. The 2003 openings included further expansion into existing markets for the company, particularly in Ohio, but also with an emphasis on Florida and Maryland where four and three restaurants were opened, respectively. During 2003, one restaurant was closed.

The following chart summarizes restaurant openings and closings during the last two years:

	Beginning	Opened	Closed	Ending
Fiscal Year 2003				
First Quarter	495	0	0	495
Second Quarter	495	4	0	499
Third Quarter	499	8	0	507
Fourth Quarter	507	17	1	523
Fiscal Year 2002				
First Quarter	469	1	0	470
Second Quarter	470	4	1	473
Third Quarter	473	8	0	481
Fourth Quarter	481	14	0	495

An emphasis on dessert and carryout sales also contributed to the restaurant sales increase in 2003. Carryout sales represented 5.8% of restaurant segment sales in 2003 compared to 5.4% and 4.9% in 2002 and 2001, respectively. Same-store carryout sales increased 5.6% in 2003 on top of 13.9% in 2002. Retail merchandise sales comprised 1.7% of both 2003 and 2002 restaurant segment sales and remained relatively flat for the core stores (those open at least two full fiscal years).

Various promotional programs were employed throughout the last few years, including those involving gift certificates, children's programs and seasonal menu offerings. The company has also updated the appearance of many of its restaurants, of which eight were rebuilt and many remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with menu innovations and seasonal merchandising, have upgraded the Bob Evans concept. The company is attempting to carve out a new market niche – "family casual" which management believes offers the potential for increased sales and profit.

Food products segment sales accounted for 17.3%, 18.0% and 20.0% of total sales in 2003, 2002 and 2001, respectively. Food products segment sales decreased $2.6 million, or 1.4%, in 2003 versus 2002. Excluding HSI, food products segment sales increased $2.4 million, or 1.3%, in 2003. This sales increase was reflective of an increase in the volume of products sold partially offset by lower net prices charged by the company for its sausage products. The company experienced a 4.7% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding newer products). Including newer products, such as refrigerated potato products, and items other than sausage, volume increased 6.7% in 2003 versus 2002. The company was able to lower the net prices charged for sausage products in 2003 in response to lower hog costs (discussed below).

Management's Discussion and Analysis of Selected Financial Information

Bob Evans Farms, Inc. and Subsidiaries

Food products segment sales decreased $9.9 million, or 4.9%, in 2002 compared to 2001. Excluding HSI, the decrease was $3.7 million, or 1.9%. This decrease was mostly the result of a 1% drop in the volume of sausage products sold (calculated using the same products in both periods and excluding new products). The decrease in comparable pound volume in 2002 was primarily due to a decline in Owens branded products, reflective of intense competitive pressures in the Owens marketing territory. Also contributing to the decline in food products sales in 2002 was a 56% decline in sales of salad products, which were virtually discontinued near the end of 2001.

Cost of Sales

Consolidated cost of sales (cost of materials) was 26.5%, 28.3% and 29.1% of sales in 2003, 2002 and 2001, respectively.

In the restaurant segment, cost of sales (predominantly food cost) was 23.9%, 24.8% and 25.1% of sales in 2003, 2002 and 2001, respectively. The company attributed the improvement in 2003 to a combination of lower commodity prices and a management initiative to take selected price increases on certain menu items and in certain geographical areas, based on extensive market research indicating that demand sensitivity was low.

Food products segment cost of sales was 39.0%, 44.1% and 44.9% of sales in 2003, 2002 and 2001, respectively. These results were reflective of changing hog costs, which averaged $26.46, $37.84 and $39.51 per hundredweight in 2003, 2002 and 2001, respectively. The 2003 average represented a 30.1% decrease compared to 2002, and the 2002 average represented a 4.2% decrease compared to 2001. Hog costs dropped to their lowest level of 2003 in the second quarter when they averaged $22.50 per hundredweight. By the fourth quarter, hog costs rose to average $30.00 per hundredweight.

Operating Wage and Fringe Benefit Expenses

Consolidated operating wage and fringe benefit expenses ("operating wages") were 34.8%, 34.2% and 34.5% of sales in 2003, 2002 and 2001, respectively.

In the restaurant segment, operating wages were 39.2%, 38.8% and 40.0% of sales in 2003, 2002 and 2001, respectively. The increase in 2003 was attributable mainly to higher management wages. The improvement in 2002 was attributable to lower hourly wages and benefits partially offset by higher health insurance expense and restaurant management bonuses. The company launched several programs early in 2002 aimed at reducing employee-related expenses, including better scheduling, reduced overtime and changes in benefit programs.

In the food products segment, operating wages were 14.0%, 13.0% and 12.6% of sales in 2003, 2002 and 2001, respectively. Operating wage expense increased as a percentage of sales in the food products segment in 2003 primarily due to higher hourly wages related to the increase in volume of sausage products produced as well as the addition of a new distribution center in 2003. The 2002 increase was due mostly to lower sales of Owens branded products, which resulted in less leverage of the wage expense in 2002.

Other Operating Expenses

More than 93% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2003; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than income taxes) and credit card processing fees. Consolidated operating expenses were 14.9%, 14.7% and 14.5% of sales in 2003, 2002 and 2001, respectively. Restaurant segment operating expenses were impacted in 2003 versus 2002 by increases in repair and maintenance expense (up 5.2% in core stores), higher taxes (up 8.2% in core stores) and higher credit card processing fees (up 11.2% in core stores), largely offset by decreases in advertising expense (down 4.0% in core stores). Food products segment operating expenses increased 8.6% in 2003 versus 2002 due to higher repair and maintenance expense and insurance expense, as well as the addition of a new distribution center in 2003. The operating expenses increase in 2002 was the result of higher repair and maintenance and other operating expenses at Owens in the food products segment. Restaurant segment operating expense did not change appreciably in 2002 compared to 2001.

Selling, General and Administrative Expenses

The most significant components of selling, general and administrative ("S,G & A") expenses were wages, fringe benefits and food products segment advertising expenses. Consolidated S,G & A expenses represented 9.0%, 9.3% and 9.7% of sales in 2003, 2002 and 2001, respectively. Excluding HSI, S,G & A expenses were 9.2% and 9.4% of sales in 2002 and 2001, respectively. The decrease as a percentage of sales in 2003 was due to less food products segment advertising expenses and the improved leverage of S, G & A expenses. The decrease in 2002 was the result of decreased food products segment advertising costs.

Net Gain on Disposal of Assets

During the second quarter of fiscal 2002, the company sold HSI, which resulted in a gain (before and after tax) of $3.3 million. The company also realized a loss of $1.5 million ($1.0 million after tax) on the disposal of certain restaurant segment assets during the second quarter of fiscal 2002. There were no significant gains or losses on asset disposals during 2003 or 2001.

Management's Discussion and Analysis of Selected Financial Information

Bob Evans Farms, Inc. and Subsidiaries

Taxes

Excluding the impact of the HSI divestiture, the effective federal and state income tax rates were 35.0%, 34.0% and 35.5% in 2003, 2002 and 2001, respectively.

Liquidity and Capital Resources

Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital, capital expenditure requirements and treasury share purchases. Cash and equivalents totaled $9.1 million at April 25, 2003. Dividends paid represented 20.2% of net income in 2003 and 19.6% of net income in 2002.

Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2003 and 2002. At April 25, 2003, $32.3 million was outstanding under such arrangements, and unused bank lines of credit available were $37.7 million. The unsecured revolving lines of credit are renewed annually.

In 2001, the company issued a $40.0 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 25, 2003, $32.3 million was outstanding on this note.

The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2004 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted.

The company expects operating lease payments to approximate $2.5 million annually for the next five years. At the end of 2003, the company also had $9.7 million in standby letters of credit for self-insurance plans.

At April 25, 2003, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $48.5 million. Total capital expenditures for 2004 are expected to approximate $120.0 million and depreciation and amortization expenses are expected to approximate $48.0 million. The company plans to open approximately 35 restaurants in fiscal 2004, as well as upgrade various property, plant and equipment in both segments.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

The company is effectively self-insured for most workers' compensation, health care claims, general liability and automotive liability losses. The company records its insurance liabilities based on historical and industry trends, which are continually monitored, and accruals are adjusted when warranted by changing circumstances. Outside actuaries are used to assist in estimating casualty insurance obligations. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Property, plant and equipment comprise nearly 90% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A of *Notes to Consolidated Financial Statements*). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.

The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2003, 2002 and 2001 would have been lower by $4.0 million, $2.4 million and $3.0 million, respectively, if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation plans.

From time to time in the normal course of business, the company is subject to proceedings, lawsuits and other claims. Management assesses the potential liabilities related to any lawsuits or claims brought against the company. While it is typically very difficult to determine the timing and ultimate outcome of these actions, management uses its best judgment to determine if it is probable that the company will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the company may have made with respect to their resolution.

Management's Discussion of Risk Factors

Bob Evans Farms, Inc. and Subsidiaries

Management believes that the current reported financial information is indicative of future operating results and is not aware of any material events or uncertainties that would indicate otherwise. However, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.

Restaurant segment business risks include: competition, same-store sales, labor and fringe benefit expenses, commodity prices, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.

The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The change in same-store sales for Bob Evans Restaurants are as follows: (1.4)%, 3.2% and 2.6% in 2003, 2002 and 2001, respectively. The impact of same-store sales on overall sales and corresponding profit margins may be significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In 2003, one restaurant was closed as a result of a decision to not renew its lease. At the beginning of 2004, the company closed one restaurant due to poor performance. Depending on profitability, as well as changes in access, the company may close additional restaurants in 2004.

Competition for qualified labor eased slightly in 2002 and more significantly in 2003. Proposed increases in the federally mandated minimum wage may have an impact on future wage rates as Congress considers increases to the rate currently in effect.

Food cost comparisons were favorable in 2003 versus 2002. Changes in commodity prices could have an impact on profitability in 2004.

Natural gas prices were moderate in 2003. Management expects higher prices in 2004. The company will closely monitor energy costs and evaluate all options carefully.

Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the plans for 2004 are to add approximately 35 new restaurants in comparison to 29 in 2003 and 27 in 2002.

Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $26.46, $37.84 and $39.51 per hundredweight in 2003, 2002 and 2001, respectively. Trends at the beginning of 2004 lead management to believe that hog costs in 2004 will be higher than those in 2003, and operating margins may decrease as a result.

Another uncertainty is the consumer acceptance of new items. Some of the planned product introductions in 2004 include a new fresh link flavor, refrigerated macaroni and cheese, and large cheeseburger Snackwiches.

The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants, as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company's exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this report which are not historical fact are "forward-looking statements" that involve various important assumptions, risks, uncertainties and other factors which could cause the company's actual results for fiscal 2004 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the assumptions, risks and uncertainties set forth above in "Management's Discussion of Risk Factors," as well as other assumptions, risks, uncertainties and factors previously disclosed in this report, the company's securities filings and press releases.

Directors and Senior Officers

Bob Evans Farms, Inc. and Subsidiaries

Directors

Larry C. Corbin
Executive Vice President of
Restaurant Division,
Bob Evans Farms, Inc.

Daniel E. Evans
Retired Chairman,
Bob Evans Farms, Inc.

Daniel A. Fronk
Retired Senior Executive Vice
President and Board Member,
The Ohio Company

Michael J. Gasser
Chairman of the Board and
Chief Executive Officer,
Greif, Inc.

E.W. (Bill) Ingram III
President and Chief Executive Officer,
White Castle System, Inc.

Cheryl L. Krueger-Horn
President and Chief Executive Officer,
Cheryl & Co.

G. Robert Lucas
Trustee,
The Jeffrey Trusts

Stewart K. Owens
Chairman of the Board
and Chief Executive Officer,
Bob Evans Farms, Inc.

Robert E.H. Rabold
Retired Chairman,
The Motorists Insurance Group

Executive Officers

Scott D. Colwell
Senior Vice President of Marketing

Larry C. Corbin
Executive Vice President of
Restaurant Operations

Mary L. Cusick
Senior Vice President of
Investor Relations and
Corporate Communications

Joe L. Gillen
Senior Vice President of
Restaurant Operations

Randall L. Hicks
Senior Vice President of
Restaurant Operations

Rinzy J. Nocero
Senior Vice President of
Restaurant Operations

Stewart K. Owens
Chairman of the Board and
Chief Executive Officer

Donald J. Radkoski
Chief Financial Officer,
Treasurer and Secretary

Tod P. Spornhauer
Senior Vice President of Finance
and Controller

Roger D. Williams
Executive Vice President of Food
Products Division

Other Senior Officers

L. Merl Beery
Senior Vice President of Restaurant
Purchasing and Technical Services

R. Earl Beery
Senior Vice President of Food
Products Production

R. Lindsay Borden
Senior Vice President of
Administration and Human
Resources

John F. Curry
Senior Vice President of Development

Jack J. Mills
Senior Vice President of
Food Products Sales

Jerry P. Owens
Chairman Emeritus,
Owens Country Sausage

Peter C. Steininger
Senior Vice President,
Director of Construction

J. Michael Townsley
President and
Chief Operating Officer,
Owens Country Sausage

Stephen A. Warehime
Senior Vice President,
Director of Real Estate

As of June 23, 2003

Company Information

Corporate Office

Bob Evans Farms, Inc.
3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com

Transfer Agent and Registrar

Bob Evans Farms, Inc.
Attention: Stock Transfer Department
3776 S. High St.
Columbus, Ohio 43207
(614) 492-4952

Contact transfer agent and registrar for information regarding the following:

• Stockholder inquiries such as address changes, transfer of shares, lost certificates and dividends.

• Copies of the annual report and/or Form 10-K at no charge. The annual report, proxy and Form 10-K are also available in the "Investors" section of the company's Web site, www.bobevans.com. Stockholders of record may elect to receive future proxy materials electronically to expedite delivery, reduce paper usage and mailing costs. If you would like to enroll in electronic proxy delivery, go to the "Investors" section of our Web site and select "electronic delivery." Next year, you will receive an e-mail with a link to our proxy statement, annual report and electronic voting site.

• Dividend Reinvestment and Stock Purchase Plan
Stockholders of record may reinvest their cash dividends in additional shares of Bob Evans Farms, Inc. common stock at market price without the payment of brokerage commissions, service charges and other expenses. Stockholders may also make voluntary cash payments through check, money order or automatic monthly fund transfers at market price. Individuals who are not currently stockholders may make a limited initial investment. A prospectus and enrollment form may also be obtained from the company's Web site, www.bobevans.com, in the "5-year Summary" section under "Investors."

• Direct Dividend Deposit Program
Stockholders may have their quarterly dividends deposited to their bank accounts on the payment date for immediate access to their dividends.

Analyst Inquiries/Investor Relations

Contact Mary Cusick, senior vice president of investor relations and corporate communications, at (614) 492-4920.

Stock Listing

Trading symbol BOBE on the Nasdaq National Market.

Annual Meeting of Stockholders

Monday, Sept. 8, 2003, 9 a.m. at the Southern Theatre, 21 E. Main Street, Columbus, Ohio.

Quarterly Earnings

Bob Evans Farms plans to report 2004 quarterly results in mid-August, mid-November, mid-February and early June. Specific release dates and information regarding conference calls and webcasts on which the earnings will be discussed are available in the "Investors" section of the company's Web site, www.bobevans.com.

Certified Public Accountants

Ernst & Young LLP
1100 Huntington Center
41 S. High St.
Columbus, Ohio 43215

Legal Counsel

Vorys, Sater, Seymour and Pease LLP
52 E. Gay St.
P.O. Box 1008
Columbus, Ohio 43216-1008

Company News and Information

For access to the latest Bob Evans Farms, Inc. earnings and dividend news releases and other general information, please refer to the company's Web site at www.bobevans.com.

Community Support

A company is able to celebrate 50 years in business only by building relationships with dedicated employees, loyal customers and supportive stockholders. These are not just groups of people, but individuals – individuals who live in communities that have needs. To help fulfill needs and make dreams reality, Bob Evans Farms continues its long tradition of giving back to the community. Teaming up with firefighters to collect toys for needy children, donating money from each kids meal sold to the families of our military personnel and coming together to help an employee who's facing a personal crisis are examples of the many opportunities we embrace to make a difference for individuals and communities.

Bob Evans donates approximately one percent of our pre-tax profits through cash contributions and in-kind gifts to youth activities, education, healthcare and community improvement programs. For more information, visit our Web site, www.bobevans.com/philanthropy.



Turkey and Dressing

Skillet Sausage with Potatoes and Rosemary

classic recipe

2 tablespoons vegetable oil
1 bag (20 oz.) BOB EVANS HOME FRIES
1 cup diced onion
1 pound BOB EVANS ORIGINAL RECIPE SAUSAGE ROLL
½ teaspoon dried rosemary
½ teaspoon rubbed sage
Salt and black pepper to taste
2 tablespoons chopped fresh parsley

Heat oil in large skillet over medium-high heat 1 minute. Add home fries and onions; cook 5-10 minutes or until slightly brown, stirring occasionally. To home fries in skillet crumble and add sausage. Cook until sausage is brown throughout. Stir in rosemary, sage, salt and pepper. Continue cooking until well blended. Transfer to serving platter and garnish with parsley. Refrigerate leftovers.

Makes 4 to 6 servings

Sausage and Mushroom Calzones

classic recipe

1 pound BOB EVANS ITALIAN SAUSAGE ROLL
1 loaf (1 lb.) frozen bread dough, thawed
1/2 cup pizza sauce
1 jar (4 oz.) sliced mushrooms, drained
1/2 cup grated mozzarella cheese

In skillet, crumble and brown sausage over medium heat until cooked. Drain. Set aside. Roll out dough on lightly floured surface to 12" to 14" rectangle. Cut into 4 pieces. Top half of each rectangle with sauce, sausage, mushrooms and cheese. Fold dough over to enclose. Crimp around edges with a fork. Place on lightly greased baking sheet. Bake at 350° for 20 - 25 minutes or until golden brown.

Makes 4 servings

Our Philosophy

The common thread that brings 40,000 people together to make Bob Evans Farms a great company is the Bob Evans Special Touch, known as BEST. BEST is our business philosophy, our culture and our way of life. BEST is: "A commitment to going above and beyond to exceed expectations of customers, fellow employees and partners."


BEST
BOB EVANS SPECIAL TOUCH


Bob Evans
SNACKWICHES

Bob Evans Farms, Inc.
3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com


BOB EVA
Farm



Bob Evans
FARMS®